Exhibit 1.01

NRG Energy, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2021

Overview

This report for the year ended December 31, 2021, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The term “conflict minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. For the purposes of this report, tin, tungsten, tantalum and gold will collectively be referred to as “3TGs”. The term “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo (the “DRC”) and the following adjoining countries: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

This report has been prepared by management of the Company (herein referred to as “NRG,” the “Company,” “we,” “us,” or “our”) with the assistance of our third-party vendor, Assent Compliance (“Assent”). The information includes the activities of all majority-owned subsidiaries and consolidated joint ventures. It does not include the activities of minority-owned subsidiaries and variable interest entities that are not required to be consolidated.

Company Overview

NRG Energy, Inc., or NRG or the Company, is a consumer services company built on dynamic retail brands. NRG brings the power of energy to customers by producing and selling energy and related products and services, nation-wide in the U.S. and Canada in a manner that delivers value to all of NRG's stakeholders. NRG sells power, natural gas, home and power services, and develops innovative, sustainable solutions, predominately under the brand names NRG, Reliant, Direct Energy, Green Mountain Energy, Stream, and XOOM Energy. The Company has a customer base that includes approximately 6 million Home customers as well as commercial, industrial, and wholesale customers, supported by approximately 18,000 MW of generation. NRG was incorporated as a Delaware corporation on May 29, 1992.

On September 16, 2014, NRG acquired Goal Zero LLC (“Goal Zero”), a provider of portable solar power and battery pack products and accessories. As a result of the acquisition, Goal Zero became a wholly owned indirect subsidiary of NRG. This report is made on behalf of Goal Zero and Reliant, which also contracts for the manufacture of certain products for sale, hereinafter collectively referred to as “NRG.”

Product Overview

NRG conducted an analysis of the materials used in the production of products manufactured on behalf of its subsidiaries and determined that substantially all of such products may contain 3TGs. The Company expects that 3TGs may be found in those products within the following component parts:

● Tantalum, used in capacitors;

● Tin, used in soldered components;

● Tungsten, used in coatings, alloys, heating elements and electrodes; and

● Gold, used in circuit boards, electrodes and electronic components.

Therefore, NRG concluded that it was subject to the Rule and thus required to conduct a good-faith, reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary 3TGs in our products either originated in the Covered Countries or came from recycled or scrap materials.

Policies relating to Conflict Minerals

NRG’s applicable supply contracts require suppliers to represent and ensure that they supply only 3TGs that are “conflict free” as that term is defined in the Rule, unless otherwise agreed to by the parties. NRG also requires that its applicable suppliers agree that they will inform all of their own suppliers of this policy and undertake to ensure that such policy is complied with throughout the supply chain. NRG reserves the right, in such contracts, to audit its suppliers’ compliance at any time, and to terminate supply agreements if there is a material breach of the agreement.

In addition, in May 2016, NRG adopted manufacturing standards (the “Manufacturing Standards”) with which all contract manufacturers of the Company are required to comply. The Manufacturing Standards address compliance with laws and regulations, and require manufacturers to abide by the applicable laws and regulations of the country in which they are doing business, including, but not limited to, laws related to labor practices, health and safety, environmental responsibility, and anti-corruption. We believe that the standards also set requirements based on industry best practices and international conventions, including those related to 3TGs.

Manufacturing & Supply Chain

No NRG subsidiary directly manufactures any products. They contract for the manufacture and assembly of its products through a competitive global supply process. The suppliers then source both raw materials and purchased parts. For example, Goal Zero has 13 direct material suppliers globally, and there are generally multiple tiers between the 3TG mines and Goal Zero’s direct suppliers. Therefore, we rely on the direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to Goal Zero — including sources of 3TGs that are supplied to them from lower tier suppliers. Contracts with suppliers are frequently in force for multiple years and we cannot always unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, we are requiring such suppliers to provide information about the presence of conflict minerals in the products they supply to us and about the smelter sources of any 3TGs.

Reasonable Country of Origin Inquiry

The Rule requires us to conduct in good faith an RCOI. As part of our RCOI, we implemented a survey process for assessing our current products and the supply chain associated with the components and materials that go into these products. Given the limited number of direct suppliers for NRG’s applicable products, we determined at this time to include all of Goal Zero’s suppliers who provided parts or components that we reasonably believed were likely to contain 3TGs, based upon spend data through September 30, 2021, in our survey process. We also confirmed that our material supplier list did not materially change between September 30, 2021, and December 31, 2021.

To determine whether necessary 3TGs in our products originated in Covered Countries, we retained Assent, our third-party service provider, to assist us in reviewing our supply chain. We provided a list composed of suppliers associated with the Covered Products to Assent for upload to the Assent Compliance Manager tool (“ACM”). We deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of conflict minerals in all parts supplied to NRG for our products.

Through its SaaS platform which enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management, Assent then requested that all identified suppliers provide information to us regarding 3TGs and smelters, using the template provided by the Responsible Business Alliance-RBA and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Minerals Reporting Template (“CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions about a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TGs used by those facilities.

Assent requested that all suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent monitored and tracked all communications in the ACM for future reporting and transparency. NRG directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested such suppliers to complete the CMRT form and submit such form to Assent. Our program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT.

This data validation is based on:

●	For the CMRT to be complete, the minimum requirement is filling out the company information section (rows 8-22) and answering the first question (rows 26-29). No yellow cells should be left in the CMRT

●	Must list at least one smelter for each mineral claimed in question 1 (on the ‘Smelter List’ tab)

●	A supplier cannot determine 3TG sourcing from DRC (question 3) if all suppliers have not been contacted and smelters verified:

●	Questions 3 and 4 can’t be ‘No’ if question 7 is ‘No’ because you can’t determine that none of the smelters’ source 3TG from the covered countries if you haven’t yet identified all smelters that supply the 3TG.

●	Must define declaration scope or class - whether the CMRT is company, product or user-defined (row 9)

●	Must list parts on the product list tab if the declaration scope is product level (row 9)

●	Must provide company name, contact/authorizer details and an effective date (rows 8 - 22)

All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors. All responded suppliers provided valid submissions.

Efforts to Determine Mine or Location of Origin

Our reasonable country of origin inquiry consisted of surveying tier one (direct) suppliers. We utilized the CMRT template, which includes information regarding the smelters, origin of conflict minerals, supplier due diligence program and whether the material originates from recycled or scrap sources. The tier one suppliers performed similar reasonable country of origin inquiry procedures to identify the chain of custody from their suppliers back to the smelter and origin. We relied on the good faith efforts of the tier one suppliers to provide us with reasonable information and representations relating to the smelter and country of origin. The smelter or refiner facilities that were identified are contained in Appendix A. See “Smelters or Refiners and Country of Origin of 3TGs” below for more detail regarding the information contained in Appendix A.

We have determined that requesting NRG’s applicable direct suppliers complete the CMRT represents our reasonable best efforts to determine the mine or locations of origin of 3TGs in our supply chain.

Conclusion

We were unable with assurance to determine the origin of the 3TGs in all of Goal Zero’s products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC this report as an Exhibit to Form SD.

This report is publicly available on our website at http://investors.nrg.com/phoenix.zhtml?c=121544&p=irol-sec.

Due Diligence Process

In accordance with the Rule, we undertook due diligence efforts to determine the country, mine or location of origin and facilities used to produce the conflict minerals used in our products. Our due diligence measures have been designed to conform, in all material respects, with the internationally-recognized framework in The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2016) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

The Guidance identifies five steps for due diligence that should be implemented and explains how to achieve each step. We developed our due diligence process to address each of these five steps, namely:

1.	Establishing strong company management systems regarding conflict minerals;

2.	Identifying and assessing risks in our supply chain;

3.	Designing and implementing a strategy to respond to identified risks in our supply chain;

4.	Utilizing independent third-party audits of supply chain diligence; and

5.	Publicly reporting on our supply chain due diligence

We are a downstream supplier, many steps removed from the mining of 3TGs. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, Goal Zero does not purchase raw ore or unrefined conflict minerals or make purchases from the Covered Countries. The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners consolidate raw ore and represent the best actors in the total supply chain to possess knowledge of the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our tier 1 (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to us.

Due Diligence Performed

1. Establish Strong Management Systems

Internal Compliance Team

NRG’s management system for conflict minerals covering calendar year 2021 was sponsored by our Chief Compliance Officer and was supported by appropriate members of the management team, and a team of subject matter experts from relevant functions such as Corporate Compliance, Supply Chain, and Legal. The team of subject matter experts was responsible for implementing our conflict minerals compliance strategy for calendar year 2021, and was led by the Chief Compliance Officer, who acted as the executive conflict minerals program manager. The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) and senior management have been and continue to be informed about the results of our due diligence efforts on a regular basis.

In addition, NRG engaged Assent to query NRG’s applicable direct suppliers, which were identified to Assent by us in connection with our due diligence process, as well as to assist us in executing the due diligence process as described in this report.

Internal Controls

We have put into place necessary controls to promote compliance with the Rule. Controls include, but are not limited to, the NRG Code of Conduct (as defined below), the Manufacturing Standards, and conflict mineral compliance language in all of NRG’s applicable supplier agreements.

Grievance Mechanisms

NRG has a Code of Conduct whereby employees and third-parties can learn about NRG’s policies (the “NRG Code of Conduct”). The NRG Code of Conduct, which is posted on NRG’s public website and its internal intranet site, contains multiple methods to report violations of NRG’s policies. In addition, NRG has a Supplier Code of Conduct containing similar information to the NRG Code of Conduct. The NRG Code of Conduct establishes the manner in which employees and others may report any matters they believe may violate the NRG Code of Conduct, and for the investigation and resolution of all such reports. They include the Ethics Alertline at nrg.alertline.com and the NRG Ethics Helpline at 888-263-0463, which permits individuals to provide confidential and anonymous reporting. The NRG Ethics Helpline (888-263-0463) and Alertline (www.nrg.alertline.com) are available 24 hours a day, seven days a week. They are administered by an outside company to ensure confidentiality and anonymity, if desired. Calls are not traced or recorded, and NRG does not keep any identifiable information regarding the sender of an online communication.

NRG’s Code of Conduct is accessible on the Company’s website at https://investors.nrg.com/static-files/3911d684-818a-46f7-af82-23702c264ecc.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the CMRT version 6.1 or higher and the Assent Compliance Manager web-based reporting tool for collecting conflict minerals declarations from NRG’s applicable suppliers. The use of these tools has allowed us to assist suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests. As an improvement, this year we used Assent’s learning management system, Assent University, to make conflict minerals training courses available to all of our in-scope suppliers.

We believe that the combination of the Supplier Code of Conduct, our Conflict Minerals Policy, and direct engagement with suppliers for Conflict Minerals training and requests constitute a strong program when it comes to supplier engagement.

Maintain records

NRG has a document retention policy, which requires the Company to retain relevant documentation for a period of 7 years. We implemented a document retention policy through Assent to retain conflict minerals related documents, including supplier responses to CMRTs. We store all of the information and findings from this process in a database that can be audited by internal or external parties.

2.  Identify and Assess Risk in the Supply Chain

Our reasonable country of origin inquiry consisted of surveying tier one suppliers. We utilized the CMRT template, which includes information regarding the smelters, origin of conflict minerals, supplier due diligence program and whether the material originates from recycled or scrap sources. We worked with suppliers to identify the downstream sources of their conflict minerals through the CMRTs and follow-up on invalid responses on the CMRTs, and used a risk-based assessment of identified smelters and assessment of the conflict minerals programs of its suppliers, as described below. All of the information and findings from this process and activities are stored in a database maintained by Assent that can be tracked and audited.

One risk we identified with respect to the reporting period ended 2021 related to the nature of the responses received. 38% of all responses received provided data at a company level or were unable to specify the smelters or refiners used for 3TGs in the components supplied to us. Additionally, some suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified DRC-Conflict Free pose a significant risk to the Supply Chain. The Assent Compliance Manager software classifies each listed smelter or refiner as high, medium or low risk based on three scoring criteria: Responsible Minerals Assurance Process – RMAP audit status, geographic proximity to the Covered Countries, and known or plausible evidence of unethical or conflict sourcing.

Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2021 calendar year.

In order to assess the risk that any of these smelters posed to our supply chain, Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the RMAP. We do not typically have a direct relationship with 3TGs smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters that have completed an RMAP audit are considered to be DRC-Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

As of May 10, 2022, we have validated 136 smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs. Due to the provision of primarily supplier-level CMRTs, we cannot definitely determine their connection to the Covered Products.

Each facility that meets the RMI definition of a smelter or refiner of a 3TGs mineral is assessed according to red flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

●	Geographic proximity to the DRC and covered countries;

●	Known mineral source country of origin;

●	Responsible Minerals Assurance Process (RMAP) audit status;

●	Credible evidence of unethical or conflict sourcing;

●	Peer Assessments conducted by credible third-party sources.

As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through Assent, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to Goal Zero, and escalating up to removal of these red flag smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

A.	Have you established a conflict minerals sourcing policy?

D.	Have you implemented due diligence measures for conflict-free sourcing?

F.	Do you review due diligence information received from your suppliers against your company’s expectations?

G.	Does your review process include corrective action management?

When suppliers meet or exceed the criteria (by responding Yes to questions A, D, F, G set forth above), they are deemed to have a strong program. When suppliers do not meet the criteria, they are deemed to have a weak program. As of May 10, 2022, 2 of our responded suppliers have been identified as having a weak program.

If any smelter or refiner is not recognized by the RMI, we conduct outreach and research to gain more information about whether they are a smelter or a refiner, sourcing practices, location, and country of origin. Additionally, if any smelter is not certified conflict-free, we conduct outreach providing education on the RMAP and encouraging them to join this program. Through Assent, any CMRTs submitted by our suppliers that included any Red Flag smelters were asked to submit a product-level CMRT so we could determine if there was a connection between the red flag smelters originally listed and the products they supply to us. Suppliers were notified of the fact that one or more high-risk smelters appeared on their CMRT and were encouraged to engage in risk mitigation activities.

Neither NRG nor Goal Zero have a direct relationship with any smelters and refiners and, as a result, do not perform or direct audits of these entities within their supply chain. Smelter and refiner information was captured as part of the CMRT, as some suppliers provided the names of facilities it used as smelters or refiners. After obtaining the CMRT through the due diligence processes described above, we compared the smelters and refiners used by relevant suppliers against an independently verified list of smelters and refiners leveraging the audit results from the RMI (http://www.responsiblemineralsinitiative.org ) (which website is not incorporated by reference herein) as well as responses in the CMRT to gather the country, location and mine of origin information.

3.  Design and Implement a Strategy to Respond to Risks

NRG has created a risk management plan, through which the conflict minerals program is implemented, managed and monitored. The status of and any updates to this risk management plan are provided regularly to the Audit Committee and to senior management.

As part of our risk management plan, to ensure our applicable suppliers understand our expectations, we have communicated directly with these suppliers (orally and in writing), and included relevant information in our contracts with these suppliers, the Manufacturing Standards and the NRG Code of Conduct.

As described above, NRG reserves the right to terminate supplier agreements where we have reason to believe they are supplying us with 3TGs from sources that may support conflict in the Covered Countries. Should a supplier report information on a CMRT that would lead us to believe that their sourcing of 3TGs would support such conflict, we would engage in risk mitigation activities with such supplier.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in Goal Zero’s products, including (1) seeking information about 3TG smelters and refiners in NRG’s supply chain through requesting that suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

4.  Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Since NRG does not source directly from smelter or refiner processing facilities, we rely on the RMAP to oversee and coordinate third-party audits of these facilities, which include audits conducted by RMI. The RMAP audit protocols and procedures were designed by the RMI who engage specially trained third-party auditors to independently verify that these smelters and refiners can be deemed conflict-free. We utilize the information provided by the RMI to validate the sourcing practices of processing facilities in NRG’s supply chain. We also rely upon various industry efforts to influence smelters and refineries to undergo audits and become certified, as appropriate.

Due Diligence Results

Survey Results

Utilizing the process outlined above, we received responses from 100% of the suppliers surveyed for the 2021 reporting year. We requested that the surveyed suppliers report at an aggregate company level, specifically with respect to any products sold to NRG. We reviewed the responses to determine whether further engagement with these suppliers was warranted. We considered untimely or incomplete responses as well as inconsistencies within the data reported in the CMRT in making this determination. Assent then worked directly with suppliers to provide revised responses.

All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. All responded suppliers provided valid CMRT submissions.

Smelters and Refiners

The information that we received from a majority of our applicable suppliers was at a company-wide level. Thus, the smelters or refiners identified by the suppliers contained in the tables below may contain smelters or refiners that processed conflict minerals that were supplied to other customers, but not to us. As a result, we are unable to conclusively determine whether the smelters or refiners included in the tables below were used to process the conflict minerals necessary to the functionality or production of NRG products during calendar year 2021. Because of this uncertainty, we are also unable to conclusively determine whether each of the countries of origin listed below were the country of origin of conflict minerals in such products during calendar year 2021, and therefore also unable to conclusively determine the source and chain of custody of those conflict minerals. In addition, the third-party audits conducted by the RMI and the information that we receive from our applicable suppliers may yield inaccurate or incomplete information. For example, the information received may be incomplete because a supplier may not have received accurate and complete conflict minerals information from all of the suppliers in its own supply chain. We also do not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMAP and, as a result, are not responsible for the quality of these audits or the audit findings.

At our direction, Assent compared the facilities listed in the responses in the CMRTs to the list of smelters maintained by the RMI, and confirmed that the names were listed by RMI. As of May 10, 2022, we have confirmed that 136 smelters or refiners provided in our suppliers CMRTs were included on this list.

If a supplier indicated that a facility was certified as “Conflict-Free,” Assent then confirmed that it was listed as such by RMI. Based on the smelter and refiner lists provided by suppliers through the CMRTs and validated against the RMI legitimate smelters and refiners information as described above, we are aware of: (i) 41 “Conflict-Free” smelters or refiners, (ii) 1 smelter or refiner that has begun the process to be validated as Conflict-Free, which are deemed as active in the RMAP but have not yet been validated as “Conflict-Free”; and (iii) 0 smelters or refiners that are not Conflict-Free and have not started the process to become “Conflict-Free.” Attached as Appendix A is a list of all of the smelters and refiners listed by our suppliers in their completed CMRTs that appear on the lists of smelters maintained by the RMI. Since many of the CMRTs we received from our suppliers were made on a company or division level basis, rather than on a product-level basis, we are not able to identify which smelters or refiners listed on Appendix A actually processed the 3TGs contained in our products. Therefore, our list of processing smelters and refiners disclosed in Appendix A may contain more facilities than those that actually processed the conflict minerals contained in our products.

Countries of Origin

Confirmed smelter or refiner sourcing is not generally available through public information sources related to the smelter or refiner however Appendix B does include an aggregate country list of known smelter or refiner sourcing countries. Despite the additional smelter information obtained from these suppliers, in most cases information has been provided on a company or division level, rather than on a product level. Therefore, we cannot ascertain whether the smelters identified by our applicable suppliers are related to any parts or components actually provided to us by such suppliers.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that any conflict minerals in our products have been sourced from the Covered Countries:

a)	Continue to require conflict minerals compliance language in our supplier agreements and refine our internal operating procedures to continue to move towards a “DRC conflict free” supply chain.

b)	In the event that any of our suppliers are found to be providing products containing 3TGs from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TGs.

c)	Continue to monitor and track the due diligence progress of our non-RMI suppliers, including the usage of smelters and refiners which have been certified by the RMI.

d)	Continue to invest in conflict minerals due diligence tools.

e)	Continue to work closely with our third-party conflict minerals service provider to obtain CMRTs on a product-specific basis to enable us to determine which smelters and refiners actually process 3TGs contained in our products.

Appendix A

Metal	Smelter Name	Smelter Facility Location	Smelter ID
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538
Gold	Jiangxi Copper Co., Ltd.	China	CID000855
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Gold	Metalor Technologies (Suzhou) Ltd.	China	CID001147
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	CID001622
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158
Tin	Yunnan Tin Company Limited	China	CID002180
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	CID002224
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China	CID002243
Tin	Metallo Belgium N.V.	Belgium	CID002773
Tungsten	A.L.M.T. Corp.	Japan	CID000004
Gold	Aida Chemical Industries Co., Ltd.	Japan	CID000019
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany	CID000035
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil	CID000058
Gold	Argor-Heraeus S.A.	Switzerland	CID000077
Gold	Asahi Pretec Corp.	Japan	CID000082
Gold	Asaka Riken Co., Ltd.	Japan	CID000090
Tungsten	Kennametal Huntsville	United States Of America	CID000105
Gold	Aurubis AG	Germany	CID000113
Gold	Boliden AB	Sweden	CID000157
Gold	C. Hafner GmbH + Co. KG	Germany	CID000176
Gold	CCR Refinery - Glencore Canada Corporation	Canada	CID000185
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	CID000218
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	CID000228
Gold	Chimet S.p.A.	Italy	CID000233
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258
Tin	Alpha	United States Of America	CID000292
Gold	Dowa	Japan	CID000401
Tin	Dowa	Japan	CID000402
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan	CID000425
Tin	EM Vinto	Bolivia (Plurinational State Of)	CID000438
Tin	Fenix Metals	Poland	CID000468
Tungsten	Global Tungsten & Powders Corp.	United States Of America	CID000568
Gold	Heimerle + Meule GmbH	Germany	CID000694
Gold	Heraeus Metals Hong Kong Ltd.	China	CID000707
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	CID000766
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China	CID000769

Gold	Ishifuku Metal Industry Co., Ltd.	Japan	CID000807
Gold	Istanbul Gold Refinery	Turkey	CID000814
Tungsten	Japan New Metals Co., Ltd.	Japan	CID000825
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	CID000875
Gold	Asahi Refining USA Inc.	United States Of America	CID000920
Gold	Asahi Refining Canada Ltd.	Canada	CID000924
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	CID000937
Tin	Gejiu Kai Meng Industry and Trade LLC	China	CID000942
Tungsten	Kennametal Fallon	United States Of America	CID000966
Gold	Kennecott Utah Copper LLC	United States Of America	CID000969
Gold	Kojima Chemicals Co., Ltd.	Japan	CID000981
Tin	China Tin Group Co., Ltd.	China	CID001070
Gold	LS-NIKKO Copper Inc.	Korea, Republic Of	CID001078
Gold	Materion	United States Of America	CID001113
Gold	Matsuda Sangyo Co., Ltd.	Japan	CID001119
Tin	Metallic Resources, Inc.	United States Of America	CID001142
Gold	Metalor Technologies (Hong Kong) Ltd.	China	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	CID001152
Gold	Metalor Technologies S.A.	Switzerland	CID001153
Gold	Metalor USA Refining Corporation	United States Of America	CID001157
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico	CID001161
Tin	Mineracao Taboca S.A.	Brazil	CID001173
Tin	Minsur	Peru	CID001182
Gold	Mitsubishi Materials Corporation	Japan	CID001188
Tin	Mitsubishi Materials Corporation	Japan	CID001191
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001193
Tin	Jiangxi New Nanshan Technology Ltd.	China	CID001231
Gold	Nihon Material Co., Ltd.	Japan	CID001259
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	CID001314
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	CID001325
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)	CID001337
Gold	PAMP S.A.	Switzerland	CID001352
Tin	PT Artha Cipta Langgeng	Indonesia	CID001399
Tin	PT Mitra Stania Prima	Indonesia	CID001453
Tin	PT Prima Timah Utama	Indonesia	CID001458
Tin	PT Refined Bangka Tin	Indonesia	CID001460
Tin	PT Timah Tbk Kundur	Indonesia	CID001477
Tin	PT Timah Tbk Mentok	Indonesia	CID001482
Gold	Rand Refinery (Pty) Ltd.	South Africa	CID001512
Gold	Royal Canadian Mint	Canada	CID001534
Tin	Rui Da Hung	Taiwan, Province Of China	CID001539

Gold	Solar Applied Materials Technology Corp.	Taiwan, Province Of China	CID001761
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	CID001798
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875
Tin	Thaisarco	Thailand	CID001898
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	CID001916
Gold	Tokuriki Honten Co., Ltd.	Japan	CID001938
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium	CID001980
Gold	United Precious Metal Refining, Inc.	United States Of America	CID001993
Gold	Valcambi S.A.	Switzerland	CID002003
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	CID002030
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036
Tungsten	Wolfram Bergbau und Hutten AG	Austria	CID002044
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	CID002316
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	CID002317
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	CID002318
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	CID002319
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	CID002321
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494
Tungsten	Asia Tungsten Products Vietnam Ltd.	Viet Nam	CID002502
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China	CID002513
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	CID002517
Tungsten	H.C. Starck Tungsten GmbH	Germany	CID002541
Tungsten	H.C. Starck Smelting GmbH & Co. KG	Germany	CID002542
Tungsten	Masan Tungsten Chemical LLC (MTC)	Viet Nam	CID002543
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	CID002551
Gold	Emirates Gold DMCC	United Arab Emirates	CID002561
Tungsten	Niagara Refining LLC	United States Of America	CID002589
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China	CID002645
Tungsten	Hydrometallurg, JSC	Russian Federation	CID002649
Tungsten	Unecha Refractory metals plant	Russian Federation	CID002724
Gold	L'Orfebre S.A.	Andorra	CID002762
Tin	Metallo Spain S.L.U.	Spain	CID002774
Gold	WIELAND Edelmetalle GmbH	Germany	CID002778
Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines	CID002827
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China	CID002830
Tungsten	ACL Metais Eireli	Brazil	CID002833
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Viet Nam	CID002834

Tin	PT Menara Cipta Mulia	Indonesia	CID002835
Tungsten	Moliren Ltd.	Russian Federation	CID002845
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	CID003190
Tin	Tin Technology & Refining	United States Of America	CID003325
Tin	Ma'anshan Weitai Tin Co., Ltd.	China	CID003379
Tungsten	KGETS Co., Ltd.	Korea, Republic Of	CID003388
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China	CID003397
Tungsten	Fujian Ganmin RareMetal Co., Ltd.	China	CID003401
Tungsten	Lianyou Metals Co., Ltd.	Taiwan, Province Of China	CID003407
Gold	Yunnan Copper Industry Co., Ltd.	China	CID000197
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	CID001908
Gold	Singway Technology Co., Ltd.	Taiwan, Province Of China	CID002516
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China	CID000616
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	CID000711
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China	CID000773
Tantalum	Global Advanced Metals Boyertown	United States Of America	CID002557
Tin	HuiChang Hill Tin Industry Co., Ltd.	China	CID002844
Tin	PT Bangka Serumpun	Indonesia	CID003205

Appendix B

Countries of Origin

Below is an aggregated list of countries of origin, to the extent known, from which the SORs listed in Annex A are believed to have sourced conflict minerals. This list of potential countries of origin is populated based on publicly available information, our RCOI and due diligence. It is important to note that this is also based on company level responses and therefore, it is not certain which of these countries of origin can be linked to our products.

Afghanistan; Åland Islands; Albania; Andorra; Angola; Argentina; Armenia; Australia; Austria; Belgium; Bermuda; Bolivia (Plurinational State of); Brazil; Bulgaria; Burundi; Cambodia; Canada; Central African Republic; Chile; China; Colombia; Congo; Democratic Republic of Congo; Djibouti; Dominica; Dominican Republic; Ecuador; Egypt; Eritrea; Estonia; Ethiopia; Finland; France; Germany; Ghana; Guinea; Guyana; Hong Kong; Hungary; India; Indonesia; Ireland; Israel; Italy; Japan; Kazakhstan; Kenya; Korea; Kyrgyzstan; Liberia; Luxembourg; Madagascar; Malaysia; Mali; Mauritania; Mexico; Mongolia; Morocco; Mozambique; Myanmar; Namibia; Netherlands; Niger; Nigeria; Panama; Papua New Guinea; Peru; Philippines; Poland; Portugal; Russian Federation; Rwanda; Saudi Arabia; Sierra Leone; Singapore; Slovakia; South Africa; South Sudan; Spain; Sudan; Suriname; Sweden; Switzerland ;Taiwan; Tajikistan; Tanzania; Thailand; Turkey; Uganda; United Arab Emirates; United Kingdom; United States; Uzbekistan; Viet Nam; Zambia; Zimbabwe.